[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 14, 2010

Kimberly A. Browning Senior Counsel U.S. Securities and Exchange Commission Division of Investment Management Office of Disclosure and Review Mail Stop 8626 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Build America Bonds Managed Duration Trust (File Nos. 333-168042 and 811-22437)

Dear Ms. Browning:

We are in receipt of your letter, dated August 10, 2010, which sets forth your comments to the registration statement on Form N-2 filed by Guggenheim Build America Bonds Managed Duration Trust (the “Trust”) on July 9, 2010 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Trust, our responses to these comments are set forth below.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about September 14, 2010 and will be marked to show all changes made since the initial filing of the Registration Statement. Please note that the Trust's investment adviser has changed its name from “Claymore Advisors, LLC” to “Guggenheim Funds Investment Advisors, LLC”  and such change has been reflected in Pre-Effective Amendment No. 1 to the Registration Statement.

General

Comment 1	The registration statement omits material information. We may have comments on the information provided in pre-effective amendments.

Response 1	The Trust acknowledges that the staff of the Commission may have further comments on the information provided in subsequent pre-effective amendments.

Comment 2
Please advise the staff whether the Financial Industry Regulatory Authority (“FINRA”) has reviewed and passed upon the terms of the distribution arrangements, including all the compensation payable to the underwriters.

Kimberly A. Browning
September 14, 2010

Response 2
The prospective lead managing underwriter and its counsel have filed this offering with the Financial Industry Regulatory Authority (“FINRA”) for review of the terms of the distribution arrangements.  It is expected that confirmation that FINRA has no objections with respect to the offering will be received prior to the time at which effectiveness of the Registration Statement will be requested.

Prospectus—Outside Front Cover Page—Total Offering Table

Comment 3
Footnotes “(2)” and “(3)” disclose that an unspecified percentage of the public offering price of the offering sold may be paid by the Trust to an affiliate of the Adviser and Sub-Adviser as compensation for distribution services.  The compensation payable to the affiliate is contingent upon the Trust’s offering expenses.  Please advise the staff why this payment for services to an affiliate, based on the expense ratio of the Trust, is not subject to the provisions of Section 17(d) of the 1940 Act and rule 17d-1.  In your response letter, please explain why the level of compensation is tied to the expense ratio of the Trust, rather than the value of the services rendered.  In your letter discuss how an expense ratio of a fund such as the Trust is similar to a fund’s profitability.  Has FINRA reviewed the nature of this contingent compensation?

Response 3
An affiliate of the Adviser, who is a registered broker-dealer and member of FINRA (the “Affiliated Underwriter”), is expected to serve as an underwriter in connection with the offering of shares of the Trust.  The Affiliated Underwriter will also provide the Trust with distribution assistance services for which it will be compensated by the Trust. As described under the heading “Underwriting”, such services include “preparation and review of the Trust’s marketing material and assistance in presentations to other underwriters and selected dealers.”  The compensation to be paid to the Affiliated Underwriter is based not on the expense ratio but on the aggregate public offering price and the preliminary prospectus used to market the offering will specify the compensation to be paid to the Affiliated Underwriter as a percentage of the aggregate public offering price of the securities sold in the offering.  However, the Adviser has agreed to cap the Trust’s total offering expenses (other than the sales load) by paying all organizational and offering expenses that exceed a designated amount per share ($0.04 assuming a public offering price of $20.00 per share), and that per share amount will be disclosed in the preliminary prospectus used to market the offering.  Since the organizational and offering expenses have been capped by the Adviser, no compensation will be payable by the Trust to the Affiliated Underwriter to the extent that such payment would cause the Trust to exceed the offering costs limit. The Trust has revised disclosure stating that the compensation will be contingent on the Trust’s offering cost to avoid ambiguity and clearly convey that compensation is based on the aggregate public offering price and subject to the overall offering cost limitation.  In addition, the Trust notes that more detailed disclosure regarding this arrangement is set forth under the heading “Underwriting”.

Kimberly A. Browning
September 14, 2010

Neither the receipt of compensation by an affiliate of a fund’s investment adviser in exchange for services provided to the fund nor such affiliate’s agreement to waive all or a portion of the compensation to which it is otherwise entitled in order to limit the overall expenses borne by the Trust to the benefit of the fund’s shareholders implicate Section 17(d) or Rule 17d-1.

The arrangement with the Affiliated Underwriter will be reviewed by FINRA and compensation, if any, to be received by the Affiliated Underwriter will be included in the calculation of the total compensation to the underwriters for purposes of applying FINRA’s limitation on total underwriting compensation.  Identical arrangements between other Claymore funds and the Affiliated Underwriter have been reviewed by FINRA in connection with previous initial public offerings by Claymore funds (see, for example, Advent/Claymore Global Convertible Securities & Income Fund (File No. 333-140951)).  The Trust also notes that similar arrangements have been entered into by other closed-end funds (see, for example, First Trust/Gallatin Specialty Finance and Financial Opportunities Fund (File No. 333-141457)).

Comment 4	Footnote “(2)” states that the “Adviser has agreed to pay from its own assets a structuring fee to [].” Please revise this disclosure to state the amount the Adviser has agreed to pay.

Response 4
The amount the Adviser has agreed to pay to each recipient of a structuring fee will be disclosed in the final Prospectus under the heading “Underwriting— Additional Compensation to Underwriters” in the body of the Prospectus and Footnote 2 includes a cross reference to such section of the Prospectus.  As such fee will be paid by the Adviser, and not the Trust, the Trust does not believe that disclosure of the amount of such payment in the Footnotes to the Total Offering Table would benefit shareholders.

Prospectus—Cover Page—Duration Management Strategy

Comment 5
The disclosure states that the Trust intends to reduce its “leverage-adjusted portfolio duration.”  Please define that term and explain the concept of duration in the prospectus.  Include in the disclosure the Trust’s expected duration (in number of years) not taking into account portfolio shortening devices.

Response 5
The Trust has revised the explanation of the term “duration” under the heading “Investment Objective and Policies—Investment Policies—Duration Management Strategy” and has added a summary of this disclosure to the discussion of the Duration Management Strategy in the Prospectus Summary and on the inside front cover of the Prospectus.  The Trust has added disclosure that the Trust’s portfolio will not be managed to any duration benchmark prior to taking into account the duration management strategies discussed above.

Kimberly A. Browning
September 14, 2010

Prospectus—Prospectus Summary—Build America Bonds

Comment 6
The prospectus states that “J.P. Morgan municipal market research analysts currently project BABs issuance of approximately $110 billion in 2010 and expect the BAB total market size to be approximately $172 billion].”  Has J.P. Morgan consented to being identified as the source of a projection included in the Trust’s prospectus?

Response 6	The above referenced disclosure has been deleted.

Prospectus—Prospectus Summary—Investment Rationale

Comment 7
The disclosure states the following: “Diversification:  BABs are diversified across more than 1,100 different issues, throughout the United States.”  Diversification is normally gauged by the number of issuers rather than issues.  Please revise the disclosure to state the number of issuers of BABs.

Response 7	The above referenced disclosure has been revised.

Comment 8
The disclosure states that the “Sub-Adviser is at the forefront of the structuring and development of the BABs and Qualified School Construction Bonds (“QSCBs”) markets, with $3.9 billion in municipal assets under management, including $1.3 billion in BABs and $1.2 billion in QSCBs as of March 31, 2010.”  Will the Trust invest in QSCBs?  If yes, please summarize the nature of QSCBs, and provide to the staff in your response letter the basis for the statement that the Sub-Adviser is at the “forefront” of structuring and developing BABs and QSCBs.  If not, please advise the staff of the relevance of this disclosure.

Response 8
The Trust has no present intention of investing in QSCBs.   Nonetheless, the Trust believes that the reference to QSCBs in describing the rationale for why an investor may wish to invest in a fund managed by the Sub-Adviser is appropriate.  QSCBs, like BABs, were authorized by the American Recovery and Reinvestment Act of 2009 and the markets for QSCBs and BABs have developed in parallel since that time. The Trust believes that the statement that the Sub-Adviser has been at the “forefront” of the structuring and development of the market for these securities is evidenced by the fact that less than one year after the inception of the BAB and QSCD programs, the Sub-Adviser had over $1 billion in assets under management invested in each program.  In addition, the Trust has revised such disclosure to state that the Sub-Adviser “considers itself to be at the forefront of the structuring and development of the BABs and Qualified School Construction Bonds (“QSCBs”) markets.”

Prospectus— Prospectus Summary—Investment Policies—Duration Management Strategy

Kimberly A. Browning
September 14, 2010

Comment 9	Please clarify in plain English how the “Sub-Adviser [will]. . . manage the duration of the Trust’s portfolio through the use of derivative instruments. . .”

Response 9
The Trust has revised disclosure throughout the Prospectus to clarify the nature of the Sub-Adviser’s duration management strategy and has included in the “Duration Management Strategy” section of the Prospectus Summary and body of the Prospectus an example of a transaction through which the Sub-Adviser may seek to manage the duration of the portfolio in order to reduce the overall volatility of the Trust’s portfolio to changes in market interest rates.

Prospectus— Prospectus Summary—Investment Policies—Other Investment Funds

Comment 10
The Trust may invest, as an alternative to direct investments, in other investment companies.  The summary states these may include registered investment companies.  If applicable, please disclose that these other funds may include unregistered hedge funds.  Also disclose in the prospectus that any investment intended to qualify as a substitute to a direct investment in BABs must invest, at a minimum, 80 percent of its assets in BABs.  Please see the first comment under “Investment Policies” below.

Response 10
While the definition of Investment Funds is broad enough to encompass the types of funds commonly known as “hedge funds” such investments are not currently a principal strategy of the Trust.   However, the Trust has added additional disclosure regarding Private Investment Funds in the Statement of Additional Information. The Trust has added disclosure regarding the applicability of the Trust’s 80% policy to investments in other Investment Funds under the heading “Investment Objective and Policies—Portfolio Contents—Investment Funds.”

Prospectus— Prospectus Summary—Investment Policies—Synthetic Investments

Comment 11
The disclosure states that the Trust may use derivatives as an alternative to investing directly.  Please disclose the limits on the amount the Trust may invest in derivatives as a substitute to investing directly in BABs.  If there is no prudential limit, then disclose that fact and the risks of investing in synthetics or derivatives in lieu in investing directly in BABs.  Clarify whether this test is in addition to the limit on the amount the Trust may invest in other investment companies and, if so, disclose the aggregate limit on the amount the Trust may invest in substitutes for BABs.

Response 11
The Trust has revised the prospectus to clarify that the Trust has not adopted percentage limits with respect to the use of derivatives to obtain synthetic exposure to BABs.  The risks associated with investing in derivatives in lieu

Kimberly A. Browning
September 14, 2010

of direct investments are set forth under “Risks—Synthetic Investment Risks.” The Trust notes supplementally that although it retains the ability to utilize synthetic investments, it has no present intention to obtain exposure to BABs through synthetic investments.

Prospectus— Prospectus Summary—Investment Policies—Strategic Transaction

Comment 12
The prospectus discloses that “[i]n addition to those derivatives transactions utilized in connection with the Trust’s duration management strategy, the Trust may, but is not required to use various portfolio strategies, including derivatives transaction involving interest rate and foreign currency transactions, swaps, options and futures, (‘Strategic Transactions’) to earn income, facilitate portfolio management and mitigate risks.”  Later in the prospectus, under the Strategic Transactions Risk section, the disclosure states that the Trust may engage in “(‘Strategic Transactions’), for hedging and risk management purposes and to enhance total return.”  Please identify each “Strategic Transaction” that the Trust may use, and the risks of those transactions.

Response 12
The Prospectus Summary is intended to be a synopsis of important information, not an exhaustive description in accordance with Item 3.2 of Form N-2.  Specifically, the instructions to Item 3.2 of Form N-2 state that “[t]he synopsis should provide a clear and concise description of the key features of the offering and the Registrant, with cross references to relevant disclosures elsewhere in the prospectus or Statement of Additional Information.”  The Trust respectfully submits that the Prospectus Summary complies with this instruction with regard to Strategic Transactions, with cross-references to both the body of the Prospectus and the Statement of Additional Information.  The Trust believes that explaining each type of Strategic Transaction in detail in the Prospectus Summary would be inconsistent with the instructions to Item 3.2 of Form N-2 (i.e., provide a “concise description of the key features of the offering”).  Detailed descriptions of the types of Strategic Transactions the Trust may utilize and the risks associated with such transactions are contained elsewhere in the Registration Statement, in particular in the Statement of Additional Information under the heading “Investment Objective and Policies—Derivative Instruments”.

Prospectus— Prospectus Summary—Investment Policies—Other Investment Practices

Comment 13
The summary mentions that the Trust may enter into forward commitments for the purchase or sale of securities, including on a “when issued” or “delayed delivery” basis, in excess of customary settlement periods for the type of security involved, lending portfolio securities and other transactions.  Disclose the purpose for engaging or entering into these transactions.

Kimberly A. Browning
September 14, 2010

Response 13
The Trust has included additional disclosure with respect to the purpose of such transactions in the body of the Prospectus under the heading “Investment Objective and Policies—Certain Other Investment Practices—When Issued, Delayed Delivery Securities and Forward Commitments.”  Such disclosure includes examples of situations in which such transactions may be utilized.

Prospectus— Prospectus Summary—Financial Leverage

Comment 14
The disclosure states that the “Trust may utilize Financial Leverage up to the limits imposed  under the 1940 Act. . . in the form of Indebtedness. . .and in the form of Preferred Shares. . .”  The summary also discloses that, under current market conditions, the Trust does not expect the aggregate amount of Financial Leverage (Indebtedness, Preferred, inverse floaters and reverse repurchase agreements) to exceed [25%] of Managed Assets.  Please disclose the limits on the amount of Financial Leverage the Trust may incur at any time, including the limits, if any, on borrowings through inverse securities and reverse repurchase agreements.

Response 14
As stated in the Prospectus the Trust “may utilize Financial Leverage up to the limits imposed by the 1940 Act.” In addition, the Trust has revised disclosure throughout the Prospectus to state that the Trust initially expects to utilize Financial Leverage in an amount not expected to exceed 33% of the Trust’s Managed Assets (revised from 25% in the initial registration statement).  The Trust has added disclosure where appropriate throughout the Prospectus to explain the applicable limits under the 1940 Act with respect to each form of Financial Leverage which the Trust may utilize. The Trust has not adopted percentage limits with respect to each individual form of Financial Leverage other than those imposed by the 1940 Act.

Comment 15
Leverage is generally understood to be the borrowing of money in order to finance the purchase of additional investments.  May the Trust use Financial Leverage for purposes other than the purchase of additional securities?  For example, may the Trust issue Preferred to retire debt, or to pay expenses or other liabilities?  Would such a borrowing be subject to the limitations discussed above?

Response 15
The Trust generally expects to utilize Financial Leverage in order to seek increased income and capital appreciation.  Typically the Trust expects to utilize Financial Leverage in order to purchase additional securities, however, the Trust is not precluded from borrowing in order to retire existing debt or pay expenses or liabilities.  As disclosed under “Description of Capital Structure—Borrowings,” “[a]ny borrowing by the Trust, other than for temporary purposes, would constitute Financial Leverage and would entail special risks to the Common Shareholders.”  To the extent that the Trust utilizes borrowings or issues preferred shares for such other purposes, such borrowing or issuance of preferred shares would have the

Kimberly A. Browning
September 14, 2010

                       effect of leveraging the capital structure of the Trust.  Therefore, such borrowings or issuance of preferred shares would be subject to the limitations of Section 18(a) of the 1940
                                           Act and would be considered Financial Leverage for purposes of the Trust’s present intention to utilize Financial Leverage in an aggregate amount not to exceed not to exceed 33%  of Managed Assets.  In addition, as noted in the Prospectus, the Trust may utilize temporary borrowings in accordance with Section 18(g) of the 1940 Act.

Prospectus— Prospectus Summary—Management of the Trust

Comment 16
The summary discloses that the advisory fee is based on Managed Assets, which includes all “assets attributable to Financial Leverage of any form, including Indebtedness, Preferred Shares and/or reverse repurchase agreements, dollar rolls and similar transactions.”  Please list in the prospectus the other “similar transactions” included in Managed Assets.  The section 15 contract, not yet filed, also needs to describe specifically the compensation of the advisor.  In this regard, please disclose how it is determined whether indebtedness incurred by the Trust is for the purpose of leverage.  Does the investment advisor make the determination that a transaction is for the purpose of leverage rather than, for example, paying a current liability?

Response 16
The Trust has revised disclosure to clarify that “similar transactions” refers to transactions that are economically similar to reverse repurchase agreements and dollar rolls.  As discussed above in the Response to Comment 15, the Trust considers Financial Leverage to be any transaction that leverages the Trust’s capital structure (i.e., increases the investable assets of the Trust).  If the Trust utilizes borrowings or issues preferred shares in order to retire outstanding debt, or to pay expenses or other liabilities, such borrowing or issuance of preferred shares would leverage the Trust’s capital structure and would eliminate the need to sell portfolio securities to pay such expenses, thereby increasing the investable assets of the Trust, and would therefore constitute Financial Leverage.

Prospectus— Prospectus Summary—Contingent Term

Comment 17
The summary discloses that the Trust will terminate and liquidate if BABs are not issued for a specified period of time, unless shareholders vote to extend the term of the Trust.  Please disclose the vote needed by shareholders to extend the term of the Trust.  Likewise, disclose the nature of the vote needed to liquidate the Trust prior to its intended term.

Response 17
The Trust will not adopt a policy regarding liquidation identified in its initial filing.  Instead, in the event the BABs program is not continued, the Board of Trustees of the Trust will consider what, if any, action to take.  Therefore, the disclosure in the Prospectus has been revised.

Kimberly A. Browning
September 14, 2010

Prospectus— Prospectus Summary—Special Risk Considerations

Comment 18
The summary discloses that the Trust may acquire inverse floaters through tender option bonds (TOBs).  Please disclose whether the Trust will sponsor or create the special purpose trust that issues debt securities and inverse floaters, or whether it will only acquire inverse floaters in the market.  See footnote 5 to the fee table where it is disclosed that the Trust does not currently intend to do so.  If the Trust may deposit securities into the special purpose trust, please disclose all the risks involved with the transaction.  Also disclose the amount the Trust will segregate to cover its potential liabilities as a holder of inverse floaters.

Response 18
The Trust has revised disclosure to clarify that while the Trust retains the ability to utilize leverage through investment in inverse floating rate securities issued by tender option bond trusts, the Trust currently intends to leverage through Indebtedness and/or investments in reverse repurchase agreements.  Given that investment in inverse floating rate securities issued by tender option bond trusts is not currently expected to be a principal investment strategy of the Trust, the Trust has revised disclosure regarding such transactions throughout the prospectus and respectfully submits that the revised disclosure provides adequate information regarding such transactions. The Trust has added disclosure regarding the amount it will segregate to cover its potential liabilities as a holder of inverse floaters.

Prospectus— Prospectus Summary—Special Risk Considerations–Insurance Risk

Comment 19	Are BABs secured by insurance or some other form of protection? If yes, please discuss this in plain English. If not, please disclose all attendant risks.

Response 19
To date, BABs have been sold largely without insurance; however, as the BABs market continues to develop and evolve, insured BABs offerings may become more prevalent.  The Trust has added disclosure to this effect in the Prospectus under “Investment Objective and Policies—Portfolio Contents—Municipal Securities—Insured Municipal Securities” and under “Risks—Insurance Risk.”  As noted under “Risks—Insurance Risk,” as a result of deterioration of the credit quality of bond insurers, most insured bonds are currently being valued according to their fundamentals as if they were uninsured.  Therefore, it is expected that prior to any investment in insured bonds, the Sub-Adviser would consider the creditworthiness of the insurer and evaluate whether such insurance would serve to benefit the Trust.

Prospectus—Prospectus Summary—Investment Funds Risk

Kimberly A. Browning
September 14, 2010

Comment 20	The risk section of the summary discloses the nature of “Investment Funds” risks. Please state that these funds are commonly known as “hedge funds.”

Response 20
“Investment Funds,” as such term is defined in the Trust’s Prospectus includes other registered investment companies as well as other U.S. or foreign pooled investment vehicles. Therefore it would be inappropriate to describe Investment Funds generally as “hedge funds.”  While the definition of Investment Funds is broad enough to encompass the types of funds commonly known as “hedge funds” such investments are not currently a principal strategy of the Trust.   The Trust has added disclosure regarding Private Investment Funds, including disclosure that such funds are commonly known as “hedge funds,” in the Statement of Additional Information.

Prospectus—Prospectus Summary—Portfolio Turnover Risk

Comment 21	Please disclose the Trust’s anticipated annual portfolio turnover rate.

Response 21
The Trust has added the requested disclosure regarding the Trust’s anticipated annual portfolio turnover rate under normal market conditions under “Investment Objective and Policies—Portfolio Turnover.”

Prospectus—Summary of Trust Expenses

Comment 22
The investment advisor is compensated based on Managed Assets.  The fee table discloses annual fund expense, including advisory fees, on the basis of net assets.  Please include a footnote to explain the conversion of Managed Assets to net assets, and the assumed amount of Financial Leverage involved with the conversion.  In this regard, delete the parenthetical “assumes Financial Leveraged as Described above” and the references to footnotes 6 and 7 from the heading “As a percentage of net assets.”  These footnotes may be appended to the heading “Interest payments on borrowed funds.”

Response 22	The Trust has made the requested revisions.

Comment 23	Footnote 3 to the fee table assumes an interest rate of 1.25% for Financial Leverage. Please advise the staff the basis for that assumption.

Response 23
The Trust will calculate annual expenses based on assumptions that the Trust utilizes Financial Leverage in the form of Indebtedness in an amount equal to 33% of the Trust’s Managed Assets at a specified annual interest rate.  As the Trust has not entered into Indebtedness arrangements at this time, the calculation of “Interest payments on borrowed funds” must be based on assumptions regarding the interest rate to be paid.  In pre-effective amendment no. 1, the assumed interest rate of 1.25% has been deleted and

Kimberly A. Browning
September 14, 2010

left blank.  The Trust will file a subsequent pre-effective amendment in which the fee table will be completed, which will disclosure the assumed interest rate used in calculating the fee table.  At such time, Trust management will determine an assumed interest rate which they believe accurately reflects the interest rate that would be paid by the Trust on borrowings taking into account all information available at the time such assumed rate was determined.  Trust management will consider, among other factors, the anticipated size of the offering, prevailing market interest rates, projected future interest rates and the terms of Indebtedness entered into and interest rates paid by other funds in the Fund Complex.

Comment 24
Footnote 5 discloses that the interest expense line item does not reflect the interest attributable to a TOBs arrangement created by the Trust.  Please disclose unequivocally that the Trust will not create a TOBs arrangement in the first year of operations (or not at all).  Otherwise the fee table should reflect the interest expense attributable to a TOBs arrangement.

Response 24
The Trust has revised disclosure to clarify that while the Trust may utilize leverage through investment in inverse floating rate securities, the Trust currently intends to leverage through Indebtedness and investments in reverse repurchase agreements.  As the Trust has no present intention to utilize leverage through investments in inverse floating rate securities issued by tender option bond trusts, whether or not created by the Trust, the Trust has deleted Footnote 5.

Comment 25	Revise footnote 6 to state clearly that the Trust will limit the amount of Financial Leverage in the first year of operations to 25%.

Response 25
As disclosed throughout the Prospectus, the Trust currently intends to utilize Financial Leverage in an amount not to exceed 33% of its Managed Assets.  The Trust supplementally acknowledges the Staff’s position that a closed-end end fund should not utilize financial leverage during its first year of operations in excess of the amount of financial leverage on which the Expense Table has been calculated.

Prospectus—Investment Objectives and Policies—Build America Bonds

Comment 26
The prospectus summarizes the February 2010 report issued by the Municipal Securities Rulemaking Board (“MSRB”, and states that “749 BABs issues came to market in 2009 totaling approximately $64 billion.”  Please verify whether that statistic refers to the entire year or the period between April 15 and December 31, 2009.

Response 26	The above referenced summary of the MSRB report has been deleted.

Comment 27	The prospectus also states that “BABs issuance accounted for 20% of long-term securities issued in the municipal securities market, such that

Kimberly A. Browning
September 14, 2010

taxable municipal securities issuance (including BABs) represented 26% of the overall municipal securities market.  Please disclose also that the report indicates BABs accounted for 4.3% of the overall municipal par volume, and that from the period of April 15 to December 31, 2009, issuers in California accounted for nearly one quarter of all BABs, consisting of $15.4 billion from 63 issues.

Response 27	Disclosure regarding BABs issuances as a percentage of long-term municipal securities issuances referenced above has been deleted from the Prospectus.

Comment 28	Please identify the “municipal market research analysts [who] expect . . . BABs issuance trends to continue throughout 2010. . .

Response 28	The above referenced disclosure has been deleted.

Prospectus—Investment Objectives and Policies—Investment Policies

Comment 29
The prospectus discloses that the Trust may as an alternative to investing directly in BABs, invest in other investment companies.  Please revise the disclosure by stating that unregistered investment funds are commonly known as “hedge funds,” and delete the following sentence:  “To the extent that the Trust invests in Investment Funds that invest less than 80% of their total assets in BABs, the Trust will include a pro rata portion of its investment in such Investment Funds for purposes of the Trust’s policy of investing at least 80% of its Managed Assets in BABs.”  The staff takes the position that, for purposes of Section 35(d) and rule 35d-1, an investment in another fund only qualifies as a substitute for a direct investment if the other fund itself has an 80 percent test to invest in the relevant security or locality.

Response 29
With respect to investments in unregistered investment funds, as noted in the Trust’s response to Comment 20, while the definition of Investment Funds is broad enough to encompass the types of funds commonly known as “hedge funds” such investments are not currently a principal strategy of the Trust.  The Trust has added disclosure regarding Private Investment Funds, including disclosure that such funds are commonly known as “hedge funds,” in the Statement of Additional Information.  With respect to the disclosure regarding the Trust’s 80% test, the Trust has deleted the above referenced sentence.

Comment 30
In the discussion of TOBs, the prospectus discloses that the “Trust may invest in both inverse floating rate securities and floating rate securities (as discussed below) issued by the same special purpose trust.”  Explain why the Trust will invest in both securities issued by the special purpose trust.  Advise the staff whether the Trust, when it invests in floating rate securities backed by BABs, intends to count the floating rate securities as BABs for purposes of the 80% test?

Kimberly A. Browning
September 14, 2010

Response 30
The Trust has revised disclosure to clarify that while the Trust may utilize leverage through investment in inverse floating rate securities, the Trust currently intends to leverage through Indebtedness and investments in reverse repurchase agreements.  Given that investment in inverse floating rate securities issued by tender option bond trusts is not currently expected to be a principal investment strategy of the Trust, the Trust has revised disclosure regarding such transactions throughout the prospectus and respectfully submits that the revised disclosure provides adequate information regarding such transactions.  If the Trust were to invest in inverse floating rate securities which represent beneficial interests in a special purpose trust formed for the purpose of holding BABs, such investments would be considered BABs for purpose of the Trust’s 80% test.

Comment 31	Please discuss the liquidity of residual interests.

Response 31	The Trust has added the requested disclosure.

Comment 32a	The Trust may participate in senior loan syndications. Disclose the risks involved with participating in loan syndications.

Response 32a	Under “Risks—Senior Loan Risks,” the Trust has added additional disclosure regarding the risks associated with the purchase of participations in Senior Loan Syndicates.

Comment 32b
The prospectus discloses that the Trust may invest up to 20% of its assets in other investment companies, yet the fee table indicates that the indirect costs of such investments (AFFE) in the first year of operations will be less than one basis point of net assets.  Will the Trust limit its investments in other funds during the first year to an amount much less that the upper limit of 20%?  If so, that should be disclosed.

Response 32b
The Trust has omitted the line item for Acquired Fund Fees and Expenses pursuant to Instruction 10(a) and 10(f) to Item 3.1 of Form N-2.  Instruction 10(a) provides that “[i]n the event the fees and expenses incurred indirectly by the Registrant as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of the Registrant, the Registrant may include these fees and expenses under the subcaption ‘Other Expenses’ in lieu of this disclosure requirement.”  Instruction 10(f) provides that “[f]or investments based upon the anticipated net proceeds from the present offering, base the ‘Acquired Fund Fees and Expenses’ on: (i) assumptions about specific funds in which the Registrant expects to invest, (ii) estimates of the amount of assets the Registrant expects to invest in each of those Acquired Funds, and (iii) an assumption that the investment was held for all of the Registrant’s most recent fiscal year and was subject to the Acquired Funds’ fees and expenses for that year.”   While the Trust has the flexibility to invest up to 20% of its Managed Assets in Investment Funds, based on present assumptions

Kimberly A. Browning
September 14, 2010

regarding the investment of the proceeds of the offering, the expenses, if any, incurred by the Trust as a result of investment in Investment Funds, are not expected to exceed 0.01% of the average net assets of the Trust.

Comment 33	Disclose the limit on the amount of assets the Trust may loan in repurchase agreements. If there is no limit, disclose this fact.

Response 33	The Trust has added disclosure that it has not adopted percentage limitations with respect to the percentage of its assets that may be subject to repurchase agreements.

Comment 34	Disclose the estimated portfolio turnover of the Trust in the first year of operations.

Response 34
As noted in the Trust’s response to Comment 21, the Trust has added the requested disclosure under “Investment Objective and Policies—Portfolio Turnover” regarding the Trust’s anticipated annual portfolio turnover rate under normal market conditions.

Prospectus—Use of Financial Leverage—Inverse Floating Rate Securities

Comment 35	The prospectus discloses that:

        With respect to Inverse Floating Rate Securities, the Trust’s Managed Assets shall include assets attributable to the Trust’s use of effective leverage (whether or not those assets are reflected in the Trust’s financial statements for purposes of generally accepted accounting principles), including the portion of assets in special purpose trusts of which the Trust owns the inverse floater certificates that has been effectively financed by the trust’s issuance of floating rate certificates.

Response 35	The Trust notes the Staff’s observation.

Comment 36	In order for investors to better understand how TOBs and inverse floaters work, please provide a numerical example of how the leveraging works and is calculated.

Response 36
As noted previously, the Trust has revised disclosure to clarify that while the Trust retains the ability utilize leverage through investment in inverse floating rate securities, the Trust currently intends to leverage through Indebtedness and investments in reverse repurchase agreements. Given that investment in inverse floating rate securities issued by tender option bond trusts is not currently expected to be a principal investment strategy of the Trust, the Trust has revised disclosure regarding such transactions throughout the Prospectus and respectfully submits that the revised disclosure provides adequate information regarding such transactions.

Prospectus—Use of Financial Leverage—Preferred Shares

Kimberly A. Browning
September 14, 2010

Comment 37
The Trust may issue preferred shares and the prospectus discloses that, if preferred are outstanding, preferred shareholders will be entitled to elect two Trustees, voting separately as a class.  The other Trustees of the Trust will be elected by common shareholders and preferred shares voting together as a single class.  Please disclose the conflict of interest the Trustees elected by both common and preferred shareholders may have.

Response 37
The Trust respectfully submits that being elected by a separate class of shareholders or by all shareholders of a single class does not give rise to a conflict of interest for Trustees of the Trust.  As a Trustee of a Delaware Statutory Trust, each Trustee’s fiduciary duty “runs to the corporation and to the entire body of shareholders generally, as opposed to specific shareholders or shareholder subgroups.” (Gilbert v. The El Paso Co., C.A. 7075 and 7079 (Consolidated), 1988 Del. Ch. LEXIS 150, at *27 (Del, Ch. Nov. 21, 1988), aff’d 575 A.2d 1131 (Del. 1990).  While the interests of common shareholders and preferred shareholders may at times diverge, that does not create a “conflict of interest” for trustees, but instead is a consideration of which trustees must be mindful in discharging their fiduciary duties to the Trust and all shareholders, regardless of which class of shares elected them.  Additionally, given that the Trust has no present intention to issue preferred shares, the Trust respectfully submits that additional disclosure regarding the election of trustees in the event the Trustee were to issue preferred shares is unnecessary.

Prospectus—Risks—Below Investment Grade Securities Risk

Comment 38
The Trust may invest up to 20% of its assets in junk.  Please disclose whether the Trust may or may not purchase securities that are in default.  Please include similar disclosure with respect to investments in senior loans.

Response 38
The Trust is not precluded from investing in distressed or defaulted securities.  A discussion of investments in distressed or defaulted securities and their attendant risks are set forth in the Trust’s Statement of Additional Information under “Investment Objective and Policies—Additional Investment Policies and Portfolio Contents—Distressed and Defaulted Securities.”

Prospectus—Risks—Investment Funds Risk

Comment 39
Please disclose that there may not be as much information available about the hedge funds in which the Trust may invest.  For example, unlike registered funds, hedge funds are not required under Federal law to issue periodic financial reports.

Kimberly A. Browning
September 14, 2010

Response 39
As noted in the Trust’s responses to Comments 20 and 29 above, while the definition of Investment Funds is broad enough to encompass the types of funds commonly known as “hedge funds” such investments are not currently a principal strategy of the Trust.  The Trust has added additional disclosure regarding Private Investment Funds in the Statement of Additional Information.

Prospectus—Closed-End Structure

Comment 40	Please disclose whether the Trust may convert to an open-end structure and, if so, what vote is needed by shareholders.

Response 40	The Trust has included the requested disclosure.

Prospectus—Underwriting

Comment 41
The prospectus discloses that prior to the public offering, an affiliate of the adviser will have purchased common shares “from the Trust in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.”  Please revise the disclosure to specify the amount purchased by the affiliate, or that the 1940 Act requires $100,000 of net worth.  Also, please disclose the period of time the affiliate will hold such shares under its letter of investment.

Response 41
The Trust has revised disclosure to clarify the net worth requirement under Section 14(a) of the 1940 Act.  While the Subscription Agreement relating to the purchase of the seed capital shares did not specify a period of time the affiliate would hold such shares, the Trust supplementally confirms that the affiliate will purchase such shares with a bona fide investment purpose without any present intention to dispose of the investment.

Prospectus—Underwriting—Additional Compensation to Underwriters

Comment 42
Please disclose whether the additional compensation payable under the “structuring fee for advice relating to the structure, design and organization of the Trust as well as services related to the sale and distribution of the Trust’s Common Shares” is made pursuant to a contract.  Please file the contract as an exhibit to the registration statement.  Please disclose to whom the services will be rendered, and how those services differ from those provided by the adviser.

Response 42
The final terms of any additional compensation or structuring fees payable by the Adviser have not yet been negotiated.  However, it is expected that such compensation would be pursuant to contracts between the Adviser and the recipient of such compensation.  Each such arrangement will be described in the final prospectus and such disclosure will reflect that such compensation is payable pursuant to contracts.  Services under such contracts would be rendered to the Adviser with respect to the structuring,

Kimberly A. Browning
September 14, 2010

design and marketing of the Trust, and therefore would differ from services provided by the Adviser to the Trust.   The Trust respectfully submits that because such contracts will be between the Adviser and the recipients of compensation and the Trust will not be a party to such contracts and because the fees will be paid by the Adviser from the Adviser’s funds and not the Trust’s, such contracts would not be material contracts of the Trust, and therefore are not required to be filed as exhibits to the Registration Statement.

SAI—Investment Restrictions-Fundamental Policies

Comment 43
The first enumerated fundamental policy states the Trust will not “[i]ssue senior securities nor borrow money, except the Trust may issue senior securities or borrow money to the extent permitted by applicable law.”  Please explain in the narrative test following the fundamental policies what is permitted by applicable law.  For example, disclose that the Trust may engage in reverse repurchase agreements provided it segregates assets to cover these transactions.  Disclose the aggregate amount the Trust may borrow, i.e., the full extent permitted by applicable law.

Response 43
In the Prospectus, the Trust discloses the applicable limitations under the 1940 Act with respect to each form of Financial Leverage which the Trust may utilize, including the maximum levels permitted under the 1940 Act.  The Trust respectfully submits that repetition of this narrative disclosure in the Statement of Additional Information is unnecessary.  The Trust notes that Form N-2 specifies that “[i]f information is included in the prospectus, it need not be repeated in the SAI.”

Comment 44	Clause (ii) of the third enumerated fundamental policy on concentration appears to omit the term “Trust” after the phrase “with respect to which the.” Please revise the policy accordingly.

Response 44	The Trust has corrected the above referenced omission.

Comment 45	Please advise the staff how the Trust will apply the diversification test with regard to the Trust’s investments in residual interests.

Response 45
To the extent that the Trust invests in inverse floating rate securities issued by tender option bond trusts (i.e. tender option bond residuals), the Trust would look through to the underlying bond held by the tender option bond trust in order to apply the diversification test set forth in investment restriction 7.

Trustee Qualifications

Comment 46	Please delete the following sentence: “References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the

Kimberly A. Browning
September 14, 2010

SEC, do not constitute holding out of the Board or any Trustee as having any special expertise and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

Response 46
The Trust has revised the sentence to state: “References to the qualifications, attributes and skills of Trustees do not constitute the holding out of any Trustee as being an expert under Section 7 of the 1933 Act or the rules and regulations of the SEC.”

* * *

In connection with the effectiveness of the Registration Statement, the Trust acknowledges that the disclosure included in the Registration Statement is the responsibility of the Trust. The Trust further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Trust will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

        Sincerely,

        /s/ Michael K. Hoffman

        Michael K. Hoffman